February 6, 2025

Robert Hariri
Chief Executive Officer and Chairman of the Board of Directors
Celularity Inc
170 Park Avenue
Florham Park, New Jersey 07932

        Re: Celularity Inc
            Registration Statement on Form S-1
            Filed January 30, 2025
            File No. 333-284611
Dear Robert Hariri:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences